# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Dynamix Corporation, CIK 0002028699
CUSIP: G2949D104
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston,, Texas (TX), 770561
Date of event which requires filing of this statement: 01/10/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002028700

## Reporting persons
- DynamixCore Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,533,333; sole dispositive power 0; shared dispositive power 5,533,333; aggregate amount beneficially owned 5,533,333 (24.9% of the class)
  Comment: (1) Consists of 5,533,333 Class A ordinary shares, par value $0.0001 per share ("Class A ordinary shares"), of Dynamix Corporation (the "Issuer") acquirable upon conversion of 5,533,333 Class B ordinary shares, par value $0.0001 per share ("Class B ordinary shares"), of the Issuer.
  
  (2) Excludes 3,975,000 Class A ordinary shares issuable upon the exercise of 3,975,000 private placement warrants of the Issuer owned by Sponsor. Each warrant is exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment, and becomes exercisable beginning 30 days after the completion of the Issuer's initial business combination and expires five years after the completion of the Issuer's initial business combination or earlier upon redemption or liquidation.
- Andrea Bernatova: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,533,333; sole dispositive power 0; shared dispositive power 5,533,333; aggregate amount beneficially owned 5,533,333 (24.9% of the class)
  Comment: (1) Consists of 5,533,333 Class A ordinary shares acquirable upon conversion of 5,533,333 Class B ordinary shares owned directly by Sponsor. A. Bernatova ("Ms. Bernatova") is a managing member of Sponsor and, accordingly, may be deemed to have beneficial ownership of the Class A ordinary shares owned directly by Sponsor. Ms. Bernatova disclaims beneficial ownership of such securities except to the extent of her pecuniary interest therein.
  
  (2) Excludes 3,975,000 Class A ordinary shares issuable upon the exercise of 3,975,000 private placement warrants of the Issuer owned by the Sponsor. Each warrant is exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment, and becomes exercisable beginning 30 days after the completion of the Issuer's initial business combination and expires five years after the completion of the Issuer's initial business combination or earlier upon redemption or liquidation.

## Item 1. Issuer
Name of issuer: Dynamix Corporation
Address of issuer's principal executive offices: 1980 Post Oak Blvd., Suite 100 PMB 6373 Houston, TX, 770561

## Item 2. Person Filing
Name of person filing: The information required by this Item is set forth in Item 2(b) below and incorporated by reference herein. This statement is being filed pursuant to a Joint Filing Agreement attached hereto as Exhibit 1 by (i) the Sponsor and (ii) Ms. Bernatova, the managing member of Sponsor, (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence:
The information required by this Item with respect to each Reporting Person is set forth below.

Name of Person Filing
DynamixCore Holdings, LLC

Principal Business Office Address
1980 Post Oak Blvd., Suite 100
PMB 6373
Houston, TX, 770561

Place of Organization
Delaware limited liability company

Name of Person Filing
Andrea Bernatova

Principal Business Office Address
1980 Post Oak Blvd., Suite 100
PMB 6373
Houston, TX, 770561

Place of Organization
United States citizen
Citizenship: The information required by this Item with respect to each Reporting Person is set forth in Item 2(b) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The following information is provided as of December 31, 2024.

Sponsor has shared voting and shared dispositive power with respect to 5,533,333 Class A ordinary shares, acquirable by Sponsor upon conversion of 5,533,333 Class B ordinary shares held directly by Sponsor. The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer's initial business combination on a one-for-one basis, subject to adjustment for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like, and subject to further adjustment. Ms. Bernatova has shared voting and shared dispositive power with respect to 5,533,333 Class A ordinary shares acquirable by Sponsor upon conversion of 5,533,333 Class B ordinary shares of the Issuer held directly by Sponsor.

The following sets forth the beneficial ownership of the Class A ordinary shares by each of the Reporting Persons as of December 31, 2024:

(i) Sponsor is the beneficial owner of 5,533,333 Class A ordinary shares; and

(ii) Ms. Bernatova is the beneficial owner of 5,533,333 Class A ordinary shares.
Percent of class:
(i) 24.9% for Sponsor; and

(ii) 24.9% for Ms. Bernatova.

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 16,600,000 Class A ordinary shares reported to be outstanding as of November 22, 2024, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 22, 2024, after giving effect to the completion of the initial public offering of the Issuer and the partial exercise of the underwriters' over-allotment option, all as described therein, and assuming the conversion of the 5,533,333 Class B ordinary shares beneficially owned by the Reporting Persons for an equal number of Class A ordinary shares.
Sole power to vote or to direct the vote:
0 Class A ordinary shares for Sponsor; and

0 Class A ordinary shares for Ms. Bernatova.
Shared power to vote or to direct the vote:
5,533,333 Class A ordinary shares for Sponsor; and

5,533,333 Class A ordinary shares for Ms. Bernatova.
Sole power to dispose or to direct the disposition:
0 Class A ordinary shares for Sponsor; and

0 Class A ordinary shares for Ms. Bernatova.
Shared power to dispose or to direct the disposition:
5,533,333 Class A ordinary shares for Sponsor; and

5,533,333 Class A ordinary shares for Ms. Bernatova.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement, dated as of January 10, 2025, by and among DynamixCore Holdings, LLC, and Andrea Bernatova.

## Signatures
- DynamixCore Holdings, LLC: /s/ Andrea Bernatova, Andrea Bernatova/ Managing Member (01/10/2025)
- Andrea Bernatova: /s/ Andrea Bernatova, Andrea Bernatova (01/10/2025)